U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                               AMENDMENT NO. 5 TO
                                   FORM 10-SB

              General form for registration of securities of small
               business issuers Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                               Hipstyle.com, Inc.
                 (Name of Small Business Issuer in its charter)

                                     Florida

                (State or other jurisdiction of incorporation or
                                  organization)

                                   65-0928369
                      (I.R.S. Employer Identification No.)

                         1221 Brickell Avenue, Suite 900
                              Miami, Florida 33131
               (Address of principal executive offices) (Zip Code)

                                 (305) 539-0900
                           (Issuer's telephone number)

          Securities to be Registered Under Section 12(b) of the Act:
                                      None

          Securities to be Registered Under Section 12(g) of the Act:
                                  Common Stock
                                $.0001 Par Value
                                (Title of Class)

     To simplify the language in this Registration Statement, Hipstyle.com, Inc. is referred to herein as "the Company" or "We."

Item 1.  Business.

     Business Development. We were incorporated under the name Hipstyle.com, Inc. in the State of Florida on June 22, 1999. The Company was a wholly owned subsidiary of Intelilabs.com, Inc. (formerly known as Quentin Road Productions, Inc.), a publicly trade company listed on the OTC Electronic Bulletin Board (OTCBB:QRPI) from inception until March 1, 2000. Effective March 1, 2000, all of the shares of Hipstyle owned by Intelilabs.com, Inc. were distributed to the Intelilabs.com, Inc. shareholders in a spin off at a rate of 1.31 Hipstyle shares for each share of Intelilabs.com, Inc. owned. The Company has spent a total of $54,292 for research and development. All of such expenses were used to develop the Company's website since inception of the Company. The Company did not spend any additional funds on research and development expenses.

We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of Issuer.

Hipstyle.com is a development stage company which is completing a website, at www.hipstyle.com, dedicated to bringing together designers and merchants of high fashion and beauty products with online clothing shoppers and fashion enthusiasts. The company has launched a beta test version of the site and has retained the services of a web design and development firm to facilitate the completion of a11 planned content and functionality. The Company has spent a total of $54,292 for research and development. All of such expenses were used to develop the Company's website since inception of the Company. The Company did not spend any additional funds on research and development expenses.

While the Company's primary goal is to become a comprehensive fashion portal as well as a fashion information intermediary, we plan to offer additional popular culture content to supplement our site's fashion focus. Because fashion encompasses every aspect of modern life and is directly impacted by all aspects of popular culture, we believe that providing content relating to movies, music, nightlife, etc. will be a value added feature for our anticipated members and users. We believe that this content will not only enhance the quality and scope of our bulletin board discussions, but will offer a destination for a wider audience base, thus resulting in increased anticipated traffic to our site.

We anticipate that the fashion infomediary aspect of our model will focus on aggregating our members' personal profiles and preferences and then matching them with our merchant and advertising partners, thus providing focused services and information to both parties. This strategy will be heavily dependant on our ability to convert future visitors to our site into Hipstyle.com members. Membership will be in the Hipstyle.com online community and members will not receive an ownership interest in the company, Hipstyle.com, Inc. While most intended services will be available to all site visitors, certain higher tier services and functionality will be reserved for members only.

We anticipate that membership in the online community of Hipstyle.com will be free and it will offer special access to certain restricted content and functionality as well as negotiated member discounts with merchant partners. To become a member, site visitors will be asked to fill out some personal information, including their specific fashion related preferences, and this information will be aggregated into a confidential data repository. With the members' explicit permission, the Company anticipates using these detailed customer profiles to provide businesses with a powerful online advertising, direct marketing and electronic commerce channel to more effectively reach their desired audience. In return, we anticipate that members will benefit from the targeted advertising and offers focusing on their specific interests, and will also receive group discounts and special deals negotiated by the Company on their behalf.

Anticipated revenues will be generated primarily through charging a click through rate for each link to other sites, revenue sharing on purchases made at partner e-commerce sites, advertising sales and possible auction fees.

The Company's corporate offices are located at 1221 Brickell Avenue, Suite 900, Miami, Florida 33131. The Company' s corporate staff consists of two full time persons with collective experience in fashion and online marketing. The Company's telephone number is (305) 539-0900.

Operational Details

Acquiring Viewer Base

The first and perhaps most important aspect of our model is to generate an audience/membership as quickly as possible. Advertising rates, merchant pricing, negotiated member discounts and access to cost-effective strategic partnerships are all positively affected by increased traffic on our website. Therefore, with a growing number of viewers on our site, we have the potential to deliver more benefits to our anticipated users, clients and partners. Our users will benefit from a larger base, as it will increase our ability to leverage group discounts and special offers for our members. In addition the quality of interactive functionality like auctions and bulletin boards will be greatly improved. Our business partners and advertisers will have access to more viewers and potential customers, and will thus benefit more from a relationship with Hipstyle.com. Finally, our anticipated revenues will be completely dependant on the amount of traffic and membership on our site.

This initiative will hinge on a successful advertising campaign and public relations strategy. The effort must be as targeted and cost effective as possible, since this represents Hipstyle's largest cost allocation. Preliminary advertising and traffic-building channels have been identified, with the anticipated approach consisting of highly targeted advertising online banner buys, business development relationships with third party sites and strategic placement on search engines. Depending on the success of its online advertising initiatives, the Company may also pursue offline channels including billboard and magazine advertising.

We anticipate that a membership can be attained utilizing the outlined channels and techniques. Hipstyle.com will try to attract individuals who are interested in this industry by providing unique content and services, while promoting a sense of community.

Content Functionality

In order to attract this viewer base to HipStyle.com, we will try to provide services to our members in addition to shopping links that will be useful and fun to those individuals who are interested in fashion. We hope to provide a search engine for our entire site to create an easy way to quickly find specific items or functions. We will also anticipate providing up to date news and articles, as well as research tools, which will include biographies of important figures in fashion like designers and models. Planned links will also be established for event postings such as sample sales, new store or site openings and possible job and internship listings.

It is anticipated that members will have upgraded offerings including the opportunity to chat with each other and exchange ideas, creating a sense of community within our viewer base. They should also have the ability e-mail us directly with questions, comments and suggestions, and have access to bulletin boards on a variety of topics ranging from fashion and entertainment to current social issues.

We will rely on forming partnerships with major magazines to provide archives of selected features of their current issues, and unless we can forge these relationships we will not be able to offer this feature to our members. We anticipate that seasonal runway shows and various interviews will be available to download on RealPlayer video to be viewed by our members. Finally, we will also attempt to provide our members with resources to aid in the search for designer vintage pieces, potentially in the form of an on- line auction.

Finally, the Company plans to offer additional popular culture content to supplement our site's fashion focus. Because fashion encompasses every aspect of modern life and is directly impacted by all aspects of popular culture, we believe that providing content relating to movies, music, nightlife, etc. will be a value added feature for our anticipated members and users. We anticipate providing updated popular culture content to not only enhance the quality and scope of our bulletin board discussions, but to offer a destination for a wider audience base that may have interests beyond the fashion world. We expect that this approach may result in increased traffic to our site, with anticipated benefits for our future advertisers and member base.

Membership Requirements

In order for us to execute on the infomediary aspect of the business model, certain features and functionality on the site including chat, e-mail, videos, magazine archives and vintage auctions will only be offered in exchange for filling out a simple questionnaire. The questions that potential members may be asked to answer will include their name, the city in which they live, career choice, age range, hobbies and lifestyle, shopping habits and dress and shoe size. Upon completing this questionnaire, potential new members will be assigned a membership number and will be asked to choose a password that they will use to access exclusive HipStyle.com offerings.

Infomediary Model

We believe that a significant market opportunity exists for an Internet-based infomediary to serve as an effective communication channel between businesses and online consumers. This infomediary would collect consumers' demographic and behavioral data, with their permission, and build detailed profiles from that information. The infomediary would use these profiles to enable businesses to deliver highly-targeted, one-to-one marketing messages and other products and services to specified consumers. The infomediary, as the trusted custodian of their information, would empower consumers to realize value from their data while protecting their privacy.

With accurate and complete member information, the Company anticipates that it will be able to deliver benefits to our members, advertisers, clients and strategic partners. For our business and advertising partners, we hope to provide a powerful online advertising, direct marketing and electronic commerce channel to more effectively reach their desired audience. For our members, we anticipate benefits from the targeted advertising and offers focusing on their specific interests, as well as group discounts and special deals negotiated by the Company on their behalf.

Hipstyle.com Auction

Hipstyle.com is planning to offer our members an auction area for bringing together buyers and sellers of designer vintage pieces. That planned part of the site will serve as a place for buyers and sellers to meet, negotiate sales, and finally consummate transactions directly, thereby bypassing the time and expense of intermediaries. Anticipated sales will be conducted by a traditional rising price auction, and will be hosted by the Company. Users will register for free by completing a registration form on our sign up page. The registration form records contact information, mailing address and validates e-mail address. The bidder will then be given an identification number for use when bidding. Once registered, a customer will be able to bid immediately on any of the listed auctions. Because there will be a fee charged for each listing, the individual posting an item to auction on our site will have to provide Hipstyle with a valid credit card as well as a verified mailing address and e-mail.

Our site may contain a listing of clothing categories that will allow for easy exploration of current auctions. We are planning that bidders will be able to search for specific vintage items by browsing through a list of auctions within a category or subcategory of clothing and then click through to a product page for a detailed description of a particular item. Each auction will be assigned a unique identifier so that users can easily search for and track specific items being auctioned off. Within the auction part of the site, we plan to feature an auction search engine to provide our users with the tools to find a desired item on our site. Users will be able to search by specific category, style, size, initial bid price, location of the owner and any specific keyword searches.

Once the Company brings together the seller with the winning bidder, the transaction will be performed between the two respective parties and will not involve the Company. As previously mentioned, the company will charge a listing fee from members for each individual auction that they initiate.

Revenue

The partnerships that we anticipate forming with on-line retailers will include a link directly from our web-site to the designer's or retailer's home page. The intended increase in traffic to these sites provided by Hipstyle.com will enable us to charge each retailer or designers who may be seeking traffic, a click-through rate, or a fee for each click called a CPC. In addition, for e-commerce sites, we will ask for a percentage of revenues obtained through purchases made by customers that come from Hipstyle.com. The anticipated growing traffic on Hipstyle.com, should in turn provide opportunities for these businesses to increase their on-line revenue percentages. Based on these benefits to our potential partners, it is anticipated that most businesses will have no objections to a link from Hipstyle.com to their own site. It will then be the objective of our team to negotiate mutually acceptable CPC and revenue sharing arrangements with each different potential business partner.

The anticipated traffic on the Hipstyle.com web site will also allow for us to receive ad sales revenues from potential advertisers. Because advertisers traditionally pay higher rates for targeted ads, we anticipate that the aggregated information from member questionnaires will create a highly targeted advertising profile, which should enable us to charge higher rates for communication with those members.

Finally, we anticipate that the Hipstyle members only auction will bring together buyers and sellers, and will allow us to take a fee on each individual auction posted. The sellers of an item will be charged a fee to post, otherwise the service we be free to all other participating members who have filled out their member profiles.

Revenue Sources

While future possibilities for generating income include strategic partnerships and/or acquisitions of other shopping sites, developing and selling our own products and licensing agreements of various types, we have not pursued any of these arrangements to date. As mentioned before, our revenue strategy will focus around CPC rates from links, revenue sharing from sales, advertising sales and auction fees.

CPC

The CPC rate is a fee that is charged every time a Hipstyle.com member clicks on any link to a company site. This method of generating revenue is directly contingent upon how many members we have, as the probability rate of an actual click occurring is relatively higher. The number of clicks that occur on a link is figured by multiplying the click-through rate, or average percentage of viewers who click, by the number of viewers that are actually on the site at a given time.

The CPC rate must be specific for each client or strategic partner, based on their specific traffic needs and relative stature in the industry. In most instances, the more existing traffic that a business has on its site, the less marginal value it places on incremental clicks. In addition, larger sites with more members and well-developed brands, tend to have greater leverage in negotiating CPC rates that they are willing to pay. Because of brand recognition it is anticipated that a well known site or retailer will be willing to pay a lower CPC rate, but will attract more visitors than a less known site. Conversely, a newer site may be willing to pay a higher CPC rate to Hipstyle, but may not attract as many visitors. Because the net impact on revenues will only be realized after testing the performance of each partnership, the Company will need to maintain flexibility in the its CPC rates, within the accepted industry parameters. It is anticipated that Hipstyle will initially charge lower CPC rates for more established partners and retailers.

Revenue Sharing

Revenue sharing for purchases made at on-line retailers, sources from HipStyle.com is an excellent way for the Company to generate income. This option is only available to us, however, through sites that are established as e-cornmerce sites. Only a select few of the designers who are on-line are actually selling their products via the internet. Most of the sites that are currently and actively retailing are e-commerce boutiques that are designed specifically for this purpose. While we have targeted these on-line retailers as potential clients of Hipstyle.com and hope to generate revenue share in the immediate future, we do not have any existing revenue sharing contracts in place, and may not be able to secure these types of relationships.

We are also planning to target major designer web sites for potential revenue sharing, but anticipate a CPC arrangement in the near future, as they develop their e-commerce capabilities. Currently, the majority are catalog sites that are designed for viewing the current collections and then ordering by contacting a customer service center through an 800 number or e-mail. However, we anticipate and are starting to see some indications that designer sites will eventually undergo a transformation to enable e- commerce. This belief is based on the fact that a growing number of related businesses have been using the Internet as a low-cost sales and distribution channel. We believe that this interest in online commerce is fueled in part by:

     Online Interactivity. Businesses can use the Internet to interact with customers in a real-time personalized transaction experience that provides the business with significant marketing flexibility. On the Internet, a business can frequently adjust its featured selections, pricing and visual presentation. Also, these businesses can display a larger number of products than a traditional store based or catalog retailer.

     Global Scope of the Internet. Businesses that use the Internet as a sales and marketing channel are able to reach and serve a large and geographically diverse customer base electronically from a central location. Also, businesses can easily obtain demographic and related customer data that provides additional opportunities for direct marketing and personalized services.

     Decreased Sales Costs. Businesses that use the Internet can access a global market without the high costs associated with additional retail channels. Online retailers and distributors do not have the burden of managing and maintaining multiple retail stores or the significant printing and mailing costs of catalogues.

     Reduced Inventory Costs. Many businesses that use the Internet are able to have products shipped to consumers directly by the manufacturers. This reduces inventory costs and decreases exposure to inventory obsolescence.

When these businesses conclude their e-commerce transformation and begin to sell products directly form their web site, the Company plans to form strategic partnerships with these companies with the value proposition that Hipstyle.com will generate traffic to their sites and increase the demand for their products on-line.

Advertising Sales

Advertising sales on Hipstyle.com is a way that we can possibly generate revenue from a diverse selection of marketplaces. We intend to create a variety of different options and packages from companies that would purchase advertising space on our site. These companies are not limited to the fashion industry, but can come from a variety of related industries including: major banks and credit cards, beauty products and cosmetics, fragrances, fitness products and gyms, hotels, restaurants and nightclubs. These advertisements will be in the format of click-on banners and buttons of varying sizes that will link the viewer directly to the advertisers' home page. The pricing for these ads will be based on a CPM rate, or cost per thousand impressions, which the number of unique times the ad is viewed on Hipstyle.com site. The CPM rate is derived from the number of exclusive viewers on a site at a given time, or how many viewers will actually see the ad. Therefore, the higher Hipstyle's membership number, the more its advertising space is in demand. This further outlines our initial priority to draft a large viewer base in order to generate maximum profit from sale of our advertising space.

The CPMs Hipstyle will charge are also dependent on our site's click through rates, and on the individual advertiser. If an advertiser is paying us a CPM rate for showing an ad, but is not receiving any clicks or generating visits to their site, the advertiser will either demand a lower CPM rate or discontinue the relationship. Therefore the click through performance of our user base may heavily impact the CPM advertising rates we will be able to charge in the future.

Competition

There are several direct competitors in this industry, but we believe that there is enough current demand to support another entrant in this industry based on the amazing observed and projected growth of the internet, e-commerce and the fashion industry. An estimated 33% of U.S. households now use the Internet, which is projected to rise to 66% by 2003, according to a Yankee Group survey as stated in a November 1999 report titled "Free Internet Access: Gateway to the Next-Generation ISP" written by the Internet Marketing Strategies Planning Service at the Yankee Group. The U.S. retail apparel market is valued at $172 billion by the Garment Industry Development Corporation as stated in an article from the Garment Industry Development Corporation's statistical overview in the last paragraph under US Fashion Industry. Revenues from online consumer retail shopping are projected to grow to $125.6 billion by 2004, representing an increase of 240% from the $37 billion projected by year-end 2000, according to eMarketer in an article dated October 31, 2000 named "New eCommerce:B2c Report Reveals Consumer e- Commerce Sales will reach $126 Billion by 2004, An Increase of 240% From $37 Billion in 2000".

In the future, the Company may encounter competition from other fashion designers and retailers who are still in the process of constructing their web-sites, but are showing a future commitment to e-commerce for their business. Many of the Company's competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than the Company. There can be no assurance that the Company's competitors will not develop Internet products and services that are superior to those of the Company or that achieve greater market acceptance than the Company's offerings.

The Company may also compete with online services and other Web site operators as well as traditional off-line media such as print and television for a share of advertisers' total advertising budgets. There can be no assurance that the Company will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on the Company's business, results of operations and financial condition. However, retailing over the internet breaks down any previously existing boundaries, creating an international marketplace for products that have already achieved world-wide status through magazine editorial and advertising campaigns. These facts create the ideal opportunity to introduce a web site like Hipstyle.com that combines all aspects of the fashion industry, combining shopping with an on-line community of individuals who share the same interests.

EMPLOYEES

At September 30,2000, the Company employed a total of two full time persons. In addition, depending on client demand, the Company will utilize manpower agencies to contract additional persons on a temporary, part-time basis. None of the Company's employees are represented by a labor union. The Company believes that its relations with its employees are good.

Item 2. Management Discussion and Analysis and Plan of
        Operation
-------------------------------------------------------

The following plan of operation provides information which management believes is relevant to an assessment and understanding of our results of operations and financial condition. The discussion should be read along with our financial statements and notes thereto. Hipstyle.Com, Inc. is a development - stage company. Because Hipstyle has not generated any revenue, it intends to report its plan of operation below.

The following discussion and analysis contains forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ significantly from the results, expectations and plans discussed in these forward-looking statements.

The Company's operations have been devoted primarily to developing a business plan and raising capital for future operations and administrative functions. The Company intends to grow through internal development, strategic alliances, and acquisitions of existing businesses. Because of uncertainties surrounding its development, the Company anticipates incurring development stage losses in the foreseeable future. The ability of the Company to achieve its business objectives is contingent upon its success in raising additional capital until adequate revenues are realized from operations.

                                 For the               For the                    From June 22, 1999
                                 Three Months Ended    Three Months Ended         (inception)
                                 September 30, 2000    September 30, 1999         to September 30, 2000
                                 ------------------    ------------------         ---------------------
Development Stage Revenues                  $0               $0                            $0

Development Stage Expenses             (38,019)            (488)                      (94,616)

Deficit Accumulated During
Development Stage                      (38,019)            (488)                      (94,616)

                                                       For the
                                                       Period Ended
                                 For the               June 22, 1999              From June 22, 1999
                                 Year Ended            (inception) to             (inception)
                                 June 30, 2000         June 30, 1999              to June 30, 2000
                                 ------------------    ------------------         ---------------------
Development Stage Revenues                  $0               $0                            $0

Development Stage Expenses         (56,397.00)         (200.00)                   (56,597.00)

Deficit Accumulated During
Development Stage                 $(56,397.00)         (200.00)                  $(56,597.00)

PERIOD FROM JUNE 22, 1999 (INCEPTION) THROUGH SEPTEMBER 30, 2000

Our cumulative net losses since the inception are attributable to the fact that we have not derived any revenue from operations to offset out business development expenses.

Operating expenses since inception have amounted to $94,616, primarily consisting of accounting ($17,000), consulting ($10,200), office ($6,000), legal ($5,219), and web site development fees ($52,485).

The accounting, consulting, and legal expenses were in connection with its Form 10 filing and in its pursuit of the Company's objectives, as well as professional fees incurred in connection with the Company's annual and quarterly regulatory filings. Office expenses were in connection with monthly fees pertaining administrative services performed by a related party. Web site expenses were in connection with the operations of the business.

QUARTER ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 1999

Development stage expenses during the three months ended September 30, 2000 were $38,019 as compared to $488 for the period ended September 30, 1999.

Expenses for the quarter ended September 30, 2000 were primarily accounting ($4,000) office expenses ($6,000) and websites expense ($25,328). Accounting and office expense were in connection with quarterly regulatory filings and administrative services, respectively. Website expenses incurred in connection with management's decision to impair there capitalized asset because undiscounted future cash flow was uncertain and the future benefit of the Website was underterminable.

Expenses for the quarter ended September 30, 1999 were costs incurred with the formation of the company ($488).

YEAR ENDED JUNE 30, 2000 AND JUNE 30, 1999

Development stage expenses during the years ended June 30, 2000 were $56,397 as compared to $200 for the period ended June 30, 1999.

Expenses for the year ended June 30, 2000 were $56,397 primarily consisting of accounting ($13,000), consulting ($10,000), legal ($4,482), and web site development fees ($27,157). The accounting, consulting, and legal expenses were in connection with its Form 10 filing and in its pursuit of the Company's objectives, as well as professional fees incurred in connection with the Company's annual and quarterly regulatory filings. Web site expenses were in connection with the operations of the business. $27,135 of the website development cost was capitalized deriving from management's belief that there will be a future benefit of the website plus adequate future inflow of cash resulting from the issuance of common stock in a private offering to third parties.

Expense for the period June 22, 1999 (Inception) through June 30, 1999 was $200, which is related to consulting fees in connection with the formation of the Company.

On-going increases to development stage expenses are anticipated.

Liquidity and Capital Resources

Despite capital contributions and both related party and third party loan commitments, the company from time to time experienced, and continues to experience, cash flow shortages that have slowed the Company's growth.

The Company has primarily financed its activities from sales of capital stock of the Company and from loans from related and third parties. A significant portion of the funds raised from the sale of capital stock has been used to cover working capital needs such as office expenses and various consulting fees.

The Company continues to experience cash flow shortages, and anticipates this continuing through the foreseeable future. Management believes that additional funding will be necessary in order for it to continue as a going concern. The Company is investigating several forms of private debt and/or equity financing, although there can be no assurances that the Company will be successful in procuring such financing or that it will be available on terms acceptable to the Company.

The Company intends to expand its Board of Directors, and to seek to recruit and retain a Chief Financial Officer, upon completion of this offering. Current efforts are underway to recruit additional members of management, as well.

Item 3. Description of Properties.
----------------------------------

We currently use office space in a building located at 1221 Brickell Avenue, Suite 900, Miami, Florida. The primary tenant is The Farkas Group, Inc. The Farkas Group, Inc. subleases the facility to Atlas Equity Group, Inc., an entity which is wholly owned by Michael Farkas. Mr. Farkas is an affiliated individual to the Company since he is the sole shareholder, officer and director of Atlas Equity Group, Inc. which owns 57% of the outstanding shares of Hipstyle.

The Company in July 2000, agreed to reimburse Atlas Equity Group, Inc., a related party, of which Michael D. Farkas is the beneficial owner, $2,000 per month (on a month-to-month basis) for rent and other operating expenses. Prior to July 2000, the Company had been relatively inactive, did not require, and was not occupying, any office space. Therefore, instead of paying rent, the Company agreed to reimburse Atlas Equity Group, Inc. for certain office expenses. Because of recent developments, including the hiring of employees and the completion of its business plan, management has agreed to occupy and rent the space located at 1221 Brickell Avenue, Suite 900, Miami, Florida on a month to month lease at $2,000 per month commencing January 1, 2001.

Item 4. Security Ownership of Certain Beneficial Owners and
        Management.
-----------------------------------------------------------

As of September 30, 2000, there were 4,600,000 shares of our common stock, $0.0001 par value issued and outstanding. The following tabulates holdings of our shares of common stock by each person who, as of September 30, 2000, holds of record or is known by management to own beneficially more than 5% of our common shares and, in addition, by all of our directors and officers individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite their name.

Security Ownership of Beneficial Owners (1)(2):

Title of Class     Name & Address                 Amount            Percent
--------------     --------------                 ------            -------
Common Stock       Atlas Equity Group, Inc.(2)    2,620,000         56.96%
                   701 Brickell Avenue
                   Suite 3120
                   Miami, FL 33131

Common Stock       Rebecca J. Brock                 655,000         14.24%
                   294 South Coconut Lane
                   Miami Beach, FL 33139

Security Ownership of Management (3):

Title of Class     Name & Address              Amount            Percent
--------------------------------------------------------------------------
Common Stock       Rebecca J. Brock                 655,000         14.24%
                   294 South Coconut Lane
                   Miami Beach, FL 33139

Common Stock       Michelle Brock                    50,000          1.09%
                   105 Lexington Avenue, #6D
                   New York, NY 10016

All directors and executive                         705,000         15.32%
officers as a group (2 persons)

(1) Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable community property laws.

(2) Michael D. Farkas is the sole officer, director and shareholder of Atlas Equity Group, Inc. and Michael D. Farkas is married to Rebecca J. Brock, the President of the Company.

(3) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

Item 5. Directors and Executive Officers
-----------------------------------------

Rebecca J. Brock, 24, has been President, Secretary, Treasurer and Director of the Company since inception. She has also been a fashion model with Fords Models Inc. in Miami, Florida and Spirit Model Management in New York, New York. She was been in the modeling industry for the past five years represented by various modeling agencies in New York, Miami, Paris, Los Angeles and Chicago. Ms. Brock has been heavily in contact with many artists through her experience in the fashion industry. In addition, since 1996, Ms. Brock has been represented by a commercial television agency in New York and has appeared in lead roles in several national television commercials. She is currently a member of the Screen Actors Guild. In addition, Ms. Brock was President and founder of WealthHound.com, Inc. a publicly traded company listed on the OTC Electronic Bulletin Board. She was also founder and President of Quentin Road Productions, Inc., a publicly traded company listed on the OTC Electronic Bulletin Board. She attended Penn State University from 1995-1996.

Michelle Brock, 26, has served as our Vice President and Director since May 30, 2000. Ms. Brock has been employed in public relations and sales for Norma Kamali, Inc. since May 1999. Her responsibilities include the generating of editorial press of United States and foreign fashion magazines as well as sales to industry insiders and Internet clients. From May 1998 to May 1999, Ms. Brock was employed as an analyst assistant with Odyssey Investments Partners, LLC where she conducted financial and market research in the Internet technology, aerospace, telecommunications and transportation industries. She was also Vice President of Quentin Road Productions, Inc., a publicly traded company listed on the OTC Electronic Bulletin Board. Ms. Brock graduated in May 1998, from Penn State University with a degree in Music Theory and Violin Performance.

Rebecca Brock and Michelle Brock are sisters. Rebecca Brock is married to Michael D. Farkas the sole shareholder of Atlas Equity Group, Inc., the principal shareholder of the Company.

The Company intends to expand its Board of Directors, and to seek to recruit and retain a Chief Financial Officer, upon completion of this offering. Current efforts are underway to recruit additional members of management, as well.

All officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of Directors. We have not compensated our Directors for service on our Board of Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of our Board of Directors and/or any committee of our Board of Directors. Officers are appointed annually by our Board of Directors and each Executive Officer serves at the discretion of our Board of Directors. We do not have any standing committees.

None of our Officers and/or Directors have filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings or the subject of any order, judgment or decree involving the violation of any state or federal securities laws within the past five (5) years.

Item 6. Executive Compensation.
-------------------------------

Name                   Position           Year   Salary    Bonus  Other  Stock     Options
-----------------------------------------------------------------------------------------
Rebecca J. Brock       Pres/Secy/Tres      2000   $0          0    0        0      0

Michelle Brock         VP/Director         2000   $10,000     0    0        0      0

Our shareholders may in the future determine to pay Directors' fees and reimburse Directors for expenses related to their activities.

Item 7. Certain Relationships and Related Transactions.
-------------------------------------------------------

We currently use office space in a building located at 1221 Brickell Avenue, Suite 900, Miami, Florida. The primary tenant is The Farkas Group, Inc. The Farkas Group, Inc. subleases the facility to Atlas Equity Group, Inc., an entity which is wholly owned by Michael Farkas. Mr. Farkas is an affiliated individual to the Company since he is the sole shareholder, officer and director of Atlas Equity Group, Inc. which owns 57% of the outstanding shares of Hipstyle.

The Company in July 2000, agreed to reimburse Atlas Equity Group, Inc., a related party, of which Michael D. Farkas is the beneficial owner, $2,000 per month (on a month-to-month basis) for rent and other operating expenses. Prior to July 2000, the Company had been relatively inactive, did not require, and was not occupying, any office space. Therefore, instead of paying rent, the Company agreed to reimburse Atlas Equity Group, Inc. for certain office expenses. Because of recent developments, including the hiring of employees and the completion of its business plan, management has agreed to occupy and rent the space located at 1221 Brickell Avenue, Suite 900, Miami, Florida on a month to month lease at $2,000 per month commencing January 1, 2001.

We have not and do not intend to enter into any additional transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with our beneficial owners. We are a subsidiary of Atlas Equity Group, Inc. which is the owner of 56.96% of our outstanding shares. Since inception, we have not entered into any transactions with promoters other than our officers and directors Rebecca J. Brock and Michelle Brock, who each received 655,000 and 50,000 respectively, of our shares of common stock. Rebecca Brock received her 655,000 shares as part of the distribution of the Hipstyle shares by Intelilabs.com, Inc. and Michelle Brock received her 50,000 shares for consulting services rendered to the Company including the writing and development of the Company's business plan, the development of corporate and operating strategies and creative input into our website. Such shares were also issued as an incentive for Michelle Brock to become an officer of the Company.

Rebecca Brock, President of the Company loaned the Company for the cost of licensing the Company in New York and reserving the Company's internet address as well as other operating expenses. No interest is being charged on this loan and is due on demand. In addition, upon formation of the Company, Quentin Road Productions, Inc., the original sole shareholder of the Company, loaned the Company $2,000 for the costs of formation of the Company.

On March 1, 2000, a majority of the shareholders and the Directors authorized a distribution of the Hipstyle shares owned by Quentin Road Productions, Inc. to the Quentin Road Productions, Inc. shareholders in an unregistered spin off at a rate of 1.31 Hipstyle shares for each share of Quentin Road Productions, Inc. owned. After such spin off, the Company had 4,000,000 shares outstanding to 25 shareholders. Our management is involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between our business and their other business interests. We have not and do not intend in the future to formulate a policy for the resolution of such conflicts.

Such related party transactions were on terms that were not more favorable than if agreed upon by a third party in an arms length transaction.

Item 8. Description of Securities
---------------------------------

Qualification.

The following statements constitute brief summaries of our Articles of Incorporation and Bylaws, as amended. Such summaries are qualified in their entirety by reference to the full text of our Articles of Incorporation and Bylaws.

Common Stock.

Our Articles of Incorporation authorize us to issue up to 100,000,000 Common Shares, $0.0001 par value per common share. As of September 30, 2000, there were 4,600,000 shares of our common stock outstanding.

Liquidation Rights.

Upon our liquidation or dissolution, each outstanding Common Share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.

We do not have limitations or restrictions upon the rights of our Board of Directors to declare dividends, and we may pay dividends on our shares of stock in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Florida Statutes. We have not paid dividends to date, and we do not anticipate that we will pay any dividends in the foreseeable future.

Voting Rights.

Holders of our Common Shares are entitled to cast one vote for each share held of record at all shareholders meetings for all purposes.

Other Rights.

Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

There are no other material rights of the common shareholders not included herein. There is no provision in our charter or by-laws that would delay, defer or prevent a change in control of us. We have not issued debt securities.

                                     PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.
------------------------------------------------------------------------

     (A) MARKET PRICE. There is no established public trading market for our securities. After this document is declared effective by the Securities and Exchange Commission, we currently intend to seek a listing on the OTC Electronic Bulletin Board in the United States. Our shares can not trade on the OTC Bulletin Board until all SEC comments relating to this Form 10-SB have been resolved. Our shares are not and have not been listed or quoted on any exchange or quotation system.

At September 30, 2000, there were 4,600,000 shares of our common stock issued and outstanding. We have never paid dividends on our shares. We currently intend to retain earnings for use in our business and do not anticipate paying any dividends in the foreseeable future.

As of the date of this registration, we had forty-three (43) holders of record of our common stock. We currently have one class of common stock outstanding. As of this date there are no plans to file a registration statement to register the Company's restricted shares. All of the outstanding Hipstyle common stock is considered to be "restricted" pursuant to Rule 144 of the Securities Act of 1933. After March 1, 2001, some of the shareholders that have restricted stock can sell their shares in accordance with and subject to the resale restrictions of Rule 144.

Certain securities herein are restricted securities as defined under Rule 144 of the Securities Act of 1933 and may only be sold under Rule 144 or otherwise under an effective registration statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one year holding period for the restricted securities and is not an affiliate of us may sell such securities subject to the Rule 144 provisions. Under Rule 144, directors, executive officers, and persons or entities they control or who control them may sell shares that have satisfied the one year holding period for the restricted securities in an amount limited to, in any three-month period, the greater of 1% of our outstanding shares of common stock or the average of the weekly trading volume in our common stock during the four calendar weeks preceding a sale. All sales under Rule 144 must also be made without violating the manner-of-sale provisions, notice requirements, and the availability of public information about us. A sale of shares by such security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop.

Penny Stock Considerations.

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules, and our shareholders will, in all likelihood, find it difficult to sell their securities.

No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder, in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person in regard to the development of a trading market in any of our securities.

     (B) HOLDERS. There are forty-three holders of the Company's Common Stock. The issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.

     (C) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS.
---------------------------

We are not a party to any pending legal proceeding, and we are not aware of any contemplated legal proceeding by a governmental authority involving us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.
------------------------------------------------------------------------

During the two most recent fiscal years and the subsequent interim period, we have had no disagreement, resignation or dismissal of the principal independent accountant for the Company. Our accountant at this time is John Abitante, CPA of Berenfeld, Spritzer, Shechter & Sheer.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
--------------------------------------------------

The following sets forth information relating to all of our previous sales of securities which were not registered under the Securities Act of 1933.

Hipstyle.com, Inc. was incorporated in the State of Florida on June 22, 1999 as a wholly owned subsidiary of Quentin Road Productions, Inc. and 2,000 shares were issued to Quentin Road Productions, Inc. in reliance on the exemption under
Section 4(2) of the Securities Act of 1933, as amended (the "Act"). Such shares were issued to Quentin Road Productions, Inc. as founders shares for the consideration of $.10 per share for an aggregate amount paid of $200. On January 15, 2000, the Shareholder and Directors of Hipstyle authorized a 2,000 for 1 stock split increasing the amount of outstanding shares owned by Quentin Road Productions, Inc., the sole shareholder, to 4,000,000 shares. On March 1, 2000, a majority of the shareholders of Quentin Road Productions, Inc. and the Directors authorized a distribution of the Hipstyle shares owned by Quentin Road Productions, Inc. to the Quentin Road Productions, Inc. shareholders in an unregistered spin off at a rate of 1.31 Hipstyle shares for each share of Quentin Road Productions, Inc. owned. After such spin off, the Company had 4,000,000 shares outstanding to 25 shareholders.

For this distribution the Company relied upon the exemption from registration under the Securities Act of 1933, as amended, as provided by Section 4(2) of the Act. The Company qualified for exemption under Section 4(2) of the Securities Act of 1933 since the offering was a transaction by the Company not involving a public offering. The offering was not a "public offering" as defined in Section 4(2) due to the number of persons involved in the offering,size of the offering, manner of the offering and number of shares offered. The Hipstyle shareholders had the necessary investment intent as required by Section 4(2) since they have received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. These restrictions ensure that these shares will not be immediately redistributed into the market and therefore not be part of a "public offering". Quentin Road Productions, Inc. ("Quentin") was not a publicly traded Company at the time of the spin off. Therefore, the Board of Directors of Hipstyle, who were the officers and directors of Quentin, have determined that the Quentin shareholders who received shares in the spin off were sophisticated investors. These shareholders had access to information regarding Quentin and its wholly owned subscidiary Hipstyle since Quentin was a reporting company under the Securities Exchange Act of 1934. In addition since these shareholders did not actually "purchase" such shares but rather received them as a distribution, the full protection from registration might not be necessary to protect such shareholders. Based on an analysis of the above factors, the Company believes it has met the requirements for the distribution of the shares to qualify for exemption under Section 4(2) of Act.

Notwithstanding the above, the distribution of the Common Stock pursuant to
Section 4(2) of the Securities Act of 1933 might be considered a public offering in violation of the federal securities laws. These issuances might also have been in violation of certain state securities laws. If these issuances were public offerings under federal securities laws or in violation of certain state securities laws, some of the holders of these securities might be granted the right to rescind the sale of shares and demand that we return the purchase price of the shares. The Company issued securities to approximately 25 of its stockholders in the spin-off which the Company believed was made pursuant to
Section 4(2) of the Securities Act of 1933, as amended, and did not require registration under the federal securities laws. However, it is possible that the holders of these securities may allege that the offering and sale of these securities was not a valid private placement under Section 4(2) and was not made in accordance with Section 5 of the Securities Act of 1933.

Generally, the statute of limitations for this type of claim is one year after the date of the alleged violation and, if successful, would entitle the owners to rescind the issuance of the securities to them and demand a return to them of the purchase price of those securities. As of May 10, 2001, if Section 5 of the Securities Act of 1933 was violated, no claims could be made since these securities were issued more than one year ago.

We also believe that we may have violated the securities laws of several states in connection with the issuance of our common stock. Similar to the recourse provided under the federal securities laws, holders of these securities may be able to make a claim to rescind the sale or issuance of these securities to them and demand a return of the purchase price paid for these shares. The recission rights that may be granted to these holders under state law is not cumulative to the rights granted under federal law. Accordingly, if these stockholders rescind the sale of these securities under federal law, they would not have the right to additional payments from the Company under state law.


In September, 2000, we completed a Regulation D, Rule 504 Offering in which we issued a total of 550,000 shares of our common stock to 22 shareholders for an aggregate offering price of $110,000. The following sets forth the identity of the class of persons to whom Hipstyle sold these shares and the amount of shares for each shareholder:

Shimon Fishman                    35,000
Ruben Azrak                       50,000
Isaac Fallas                      10,000
Miriam Silber                     10,000
Murray Silber                     15,000
Adena Pollan                      15,000
Zachary Gindi                     20,000
Marvin Azrak                      20,000
Robert Schechter                   5,000
Rochel Leah Fishman                5,000
Lawrence Jemal                    20,000
First Security Investments Ltd    75,000
Eli S. Loebenberg                 25,000
Toba Black                        25,000
Chaya Fishman                     25,000
Yitzchak Fishman                  25,000
Jacob Tversky                     25,000
Abe Betesh                        20,000
Scot J. Cohen                     25,000
Meclo Ltd.                        25,000
Talbiya Investments Ltd.          25,000
Balmore Funds, SA                 50,000

The Common Stock issued in the Company's Regulation D, Rule 504 offering was issued in a transaction not involving a public offering in reliance upon an exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933. In accordance with Section 230.504 (b)(1) of the Securities Act of 1933, these shares qualified for exemption under the Rule 504 exemption for this offerings since it met the following requirements set forth in Reg. ss.230.504:

(A) No general solicitation or advertising was conducted by the Company in connection with the offering of any of the Shares.

(B) At the time of the offering the Company was not: (1) subject to the reporting requirements of Section 13 or 15 (d) of the Exchange Act; or (2) an "investment company" within the meaning of the federal securities laws.

(C) Neither the Company, nor any predecessor of the Company, nor any director of the Company, nor any beneficial owner of 10% or more of any class of the Company's equity securities, nor any promoter currently connected with the Company in any capacity has been convicted within the past ten years of any felony in connection with the purchase or sale of any security.

(D) The offers and sales of securities by the Company pursuant to the offerings were not attempts to evade any registration or resale requirements of the securities laws of the United States or any of its states.

(E) None of the investors are affiliated with any director, officer or promoter of the Company or any beneficial owner of 10% or more of the Company's securities.

(F) The aggregate offering price did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months.

(G) The Company has complied with the requirements of Rule 504 of Regulation D promulgated pursuant to the Act and of applicable state exemptions from registration in the offers and sales by the Company of its securities in these offerings.

Please note that pursuant to Rule 504, all shares purchased in the Regulation D Rule 504 offering completed in September 2000 were restricted in accordance with Rule 144 of the Securities Act of 1933.

On May 20, 2000, we issued a total of 50,000 shares of our common stock to Michelle Brock as compensation for services rendered to the company valued at $10,000 and such services rendered to the Company including the writing and development of the Company's business plan, the development of corporate and operating strategies and creative input into our website. Such shares were also issued as an incentive for Michelle Brock to become an officer of the Company. Ms. Brock is a sophisticated purchaser and had a pre-existing relationship with members of the Company's management. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

The Company qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares the Company not involving a public offering. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. The Company did not undertake an offering in which it sold a high number of shares to a high number of investors. Rather these shares were just issued to the founder of the Company. In addition, the shareholder had the necessary investment intent as required by Section 4(2) since it agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. These restrictions ensure that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." Based on an analysis of the above factors, the Company has met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

In SEC Release No. 33-285, the SEC specifically stated that there is a subjective test to determine if there was a "public offering." First is the number of offerees and their relationship to the Company. This offering was only given to one investor. Another part of this factor is the relationship that these individuals have with the Company. As the founder of the Company, Quentin Road Productions, Inc. had all material information regarding the Company and therefore had special knowledge of the Company which makes it more likely to be a private offering. In addition. Quentin Road Productions, Inc is a sophisticated investor. All of these factors meet the requirements for a private offering.

We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
---------------------------------------------------

Our Articles of Incorporation provide that, to the fullest extent permitted by law, none of our directors or officers shall be personally liable to us or our shareholders for damages for breach of any duty owed to us or our shareholders. In addition, we shall have the power, by our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify the officers and directors of ours against any contingency or peril as may be determined to be in our best interest and in conjunction therewith, to procure, at our expense, policies of insurance.

The following sets forth the Florida Statutes which contain provisions which deal with such liability and indemnification.

Florida Statute 607.0831 Liability of directors.

     (1) A director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless:

(a) The director breached or failed to perform his or her duties as a director; and

(b) The director's breach of, or failure to perform, those duties constitutes:

     1. A violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful. A judgment or other final adjudication against a director in any criminal proceeding for a violation of the criminal law estops that director from contesting the fact that his or her breach, or failure to perform, constitutes a violation of the criminal law; but does not estop the director from establishing that he or she had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful;

     2. A transaction from which the director derived an improper personal benefit, either directly or indirectly;

     3. A circumstance under which the liability provisions of section 607.0834 are applicable;

     4. In a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or

     5. In a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

(2) For the purposes of this section, the term "recklessness" means the action, or omission to act, in conscious disregard of a risk:

(a) Known, or so obvious that it should have been known, to the director; and

(b) Known to the director, or so obvious that it should have been known, to be so great as to make it highly probable that harm would follow from such action or omission.

(3) A director is deemed not to have derived an improper personal benefit from any transaction if the transaction and the nature of any personal benefit derived by the director are not prohibited by state or federal law or regulation and, without further limitation:

(a) In an action other than a derivative suit regarding a decision by the director to approve, reject, or otherwise affect the outcome of an offer to purchase the stock of, or to effect a merger of, the corporation, the transaction and the nature of any personal benefits derived by a director are disclosed or known to all directors voting on the matter, and the transaction was authorized, approved, or ratified by at least two directors who comprise a majority of the disinterested directors (whether or not such disinterested directors constitute a quorum);

(b) The transaction and the nature of any personal benefits derived by a director are disclosed or known to the shareholders entitled to vote, and the transaction was authorized, approved, or ratified by the affirmative vote or written consent of such shareholders who hold a majority of the shares, the voting of which is not controlled by directors who derived a personal benefit from or otherwise had a personal interest in the transaction; or

(c) The transaction was fair and reasonable to the corporation at the time it was authorized by the board, a committee, or the shareholders, notwithstanding that a director received a personal benefit.

(4) The circumstances set forth in subsection (3) are not exclusive and do not preclude the existence of other circumstances under which a director will be deemed not to have derived an improper benefit.

Florida Statute 607.0850 Indemnification of officers, directors, employees, and agents.

(1) A corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

(2) A corporation shall have power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

(4) Any indemnification under subsection (1) or subsection (2), unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in subsection (1) or subsection (2). Such determination shall be made:

(a) By the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding;

(b) If such a quorum is not obtainable or, even if obtainable, by majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;

(c) By independent legal counsel:

1. Selected by the board of directors prescribed in paragraph (a) or the committee prescribed in paragraph (b);
or

2. If a quorum of the directors cannot be obtained for paragraph (a) and the committee cannot be designated under paragraph (b), selected by majority vote of the full board of directors (in which directors who are parties may participate); or

(d) By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

(5) Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, persons specified by paragraph (4)(c) shall evaluate the reasonableness of expenses and may authorize indemnification.

(6) Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification by the corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

(7) The indemnification and advancement of expenses provided pursuant to this section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee, or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (a) A violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (b) A transaction from which the director, officer, employee, or agent derived an improper personal benefit;
(c) In the case of a director, a circumstance under which the liability provisions of section 607.0834 are applicable; or (d) Willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

(8) Indemnification and advancement of expenses as provided in this section shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

(9) Unless the corporation's articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that:

(a) The director, officer, employee, or agent is entitled to mandatory indemnification under subsection (3), in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court- ordered indemnification or advancement of expenses;

(b) The director, officer, employee, or agent is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power pursuant to subsection (7); or

(c) The director, officer, employee, or agent is fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether such person met the standard of conduct set forth in subsection (1), subsection (2), or subsection (7).

(10) For purposes of this section, the term "corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger, so that any person who is or was a director, officer, employee, or agent of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, is in the same position under this section with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

(11) For purposes of this section:

(a) The term "other enterprises" includes employee benefit plans;

(b) The term "expenses" includes counsel fees, including those for appeal;

(c) The term "liability" includes obligations to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to any employee benefit plan), and expenses actually and reasonably incurred with respect to a proceeding;

(d) The term "proceeding" includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal;

(e) The term "agent" includes a volunteer;

(f) The term "serving at the request of the corporation" includes any service as a director, officer, employee, or agent of the corporation that imposes duties on such persons, including duties relating to an employee benefit plan and its participants or beneficiaries; and

(g) The term "not opposed to the best interest of the corporation" describes the actions of a person who acts in good faith and in a manner he or she reasonably believes to be in the best interests of the participants and beneficiaries of an employee benefit plan.

(12) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of this section.

                                    PART F/S

For the information required by this Item, refer to the Index to Financial Statements appearing on page F-1 of the registration statement.

                               HIPSTYLE.COM, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                 FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2000

                               HIPSTYLE.COM, INC.



                               TABLE OF CONTENTS

                                                  Page (s)
BALANCE SHEETS                                       1

STATEMENTS OF OPERATIONS                             2

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY      3-4

STATEMENTS OF CASH FLOWS                           5-6

NOTES TO FINANCIAL STATEMENTS                     7-19

                               HIPSTYLE.COM, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                                     ASSETS

          ASSETS                                          (Unaudited)
                                                       September 30, 2000    June 30, 2000
                                                       ------------------    -------------
CURRENT ASSETS:

Cash                                                            $  35,491    $      55
                                                                ---------    ---------
          Total current assets                                     35,491           55

WEBSITE, net of accumulated amortization $450                           0       26,685

TOTAL ASSETS                                                    $  35,491    $  26,740
                                                                =========    =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

     Accounts payable & accrued expenses                        $   9,907    $  73,137
                                                                ---------    ---------
     Total Current liabilities                                      9,907       73,137

STOCKHOLDERS' EQUITY:

     Common Stock, par value $.0001 per share;
       100,000,000 shares authorized 4,600,000
       and 4,050,000 shares issued and
       outstanding, respectively                                      460          405
     Additional paid-in capital                                   119,740        9,795
     Deficit accumulated during the development stage             (94,616)     (56,597)
                                                                  -------      -------
       Total Stockholders' equity                                  25,584      (46,397)
                                                                   ------      -------

       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $  35,491    $  26,740
                                                                =========    =========

   The accompanying notes are an integral part of these financial statements

                               HIPSTYLE.COM, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                                                                   FOR THE PERIOD
                                            THREE MONTHS ENDED     JUNE 22, 1999
                                               SEPTEMBER 30,       (INCEPTION) TO
                                         2000            1999      SEPTEMBER 30, 2000
                                         ----            ----      ------------------
DEVELOPMENT STAGE REVENUES            $         0    $         0     $        0
                                          -------           ----    -----------

DEVELOPMENT STAGE EXPENSES:

     Accounting fees                        4,000              0         17,000
     Amortization                           1,357              0          1,807
     Bank charges                              90              0            235
     Consulting fees                            0              0         10,200
     Dues & subscriptions                      55            238            293
     Licenses and taxes                         0            250            925
     Office expenses                        6,000              0          6,000
     Postage                                   81              0             81
     Legal fees                               737              0          5,219
     Website                               25,328              0         52,485
     On-line services                          90              0             90
     Travel                                   281              0            281
                                          -------           ----    -----------

TOTAL DEVELOPMENT STAGE EXPENSES           38,019            488         94,616
                                          -------           ----    -----------

     LOSS FOR THE PERIOD                  (38,019)          (488)   $   (94,616)
                                          =======           ====    ===========
     NETLOSS PER COMMON SHARE
     Basic and Diluted               $    (.0085)   $    (.0001)
                                        =========      =========

     WEIGHTED AVERAGE COMMON SHARES
       OUTSTANDING                      4,460,489      4,000,000
                                        =========      =========

   The accompanying notes are an integral part of these financial statements.

Hipstyle.com, Inc.
Weighted Average Number of Shares

09/30/1999

                                         SHARES            DAYS             AMOUNT
                                         ------            ----             ------
Shares as of June 30, 1999              4,000,000          92               4,000,000

SHARE AS OF SEPTEMBER 30, 1999          4,000,000                           4,000,000
                                        =========                           =========

09/30/2000

                                     DATE ISSUED   SHARES          DAYS   WEIGHTED AVERAGE
                                     -----------   ------          ----   ----------------
Shares as of June 30, 2000           06/30/2000   4,050,000          92   4,050,000
Common stock issued to 3rd parties   07/10/2000     140,000          82     124,783
Common stock issued to 3rd parties   07/12/2000      75,000          80      65,217
Common stock issued to 3rd parties   07/24/2000      75,000          68      55,435
Common stock issued to 3rd parties   07/31/2000     135,000          61      89,511
Common stock issued to 3rd parties   08/02/2000      25,000          59      16,033
Common stock issued to 3rd parties   08/04/2000      25,000          57      15,489
Common stock issued to 3rd parties   08/07/2000      75,000          54      44,022

SHARE AS OF SEPTEMBER 30, 2000                    4,600,000               4,460,489
                                                  =========               =========


INCEPTION TO

09/30/2000

                                     DATE ISSUED  SHARES           DAYS     AMOUNT
                                     -----------  ------           ----     ------
Common stock issued for services     06/22/1999   4,000,000         466   4,000,000
Common stock issued for services     05/30/2000      50,000         123      13,197
Common stock issued to 3rd parties   07/10/2000     140,000          82      24,635
Common stock issued to 3rd parties   07/12/2000      75,000          80      12,876
Common stock issued to 3rd parties   07/24/2000      75,000          68      10,944
Common stock issued to 3rd parties   07/31/2000     135,000          61      17,672
Common stock issued to 3rd parties   08/02/2000      25,000          59       3,165
Common stock issued to 3rd parties   08/04/2000      25,000          57       3,058
Common stock issued to 3rd parties   08/07/2000      75,000          54       8,691

SHARES AS OF SEPTEMBER 30, 2000                   4,600,000               4,094,238
                                                  =========               =========

INCEPTION TO

06/30/2000

                                   DATE ISSUED  SHARES           DAYS     AMOUNT
                                   -----------  ------           ----     ------
Common stock issued for services   06/22/1999   4,000,000         374   4,000,000
Common stock issued for services   05/30/2000      50,000          31       4,144

SHARES AS OF JUNE 30, 2000                      4,050,000               4,004,144
                                                =========               =========

                               HIPSTYLE.COM, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

      FOR THE PERIOD JUNE 22, 1999 (INCEPTION) THROUGH SEPTEMBER 30, 2000

                                                                                         DEFICIT
                                                                                         ACCUMULATED
                                                                             ADDITIONAL  DURING THE
                                                   COMMON STOCK              PAID-IN     DEVELOPMENT
                                                SHARES          AMOUNT       CAPITAL     STAGE        TOTAL
                                                ------          ------       -------     -----        -----
Balance, June 22, 1999
     (inception)                                       0    $         0    $         0          0    $     0

Restricted common stock issued
 to a related party for consulting
 services                                      4,000,000            400           (200)         0        200

Deficit accumulated during the development
 stage for the period June 22, 1999
(inception) through June 30, 1999                      0              0              0       (200)      (200)
                                               ---------            ---           ----       ----       ----
Balance, June 30, 1999                         4,000,000            400           (200)      (200)         0

The accompanying notes are an integral part of these financial statements.

                               HIPSTYLE.COM, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

  FOR THE PERIOD JUNE 22, 1999 (INCEPTION) THROUGH SEPTEMBER 30, 2000 CONT'D)

                                                                                         DEFICIT
                                                                                         ACCUMULATED
                                                                             ADDITIONAL  DURING THE
                                                   COMMON STOCK              PAID-IN     DEVELOPMENT
                                                SHARES          AMOUNT       CAPITAL     STAGE        TOTAL
                                                ------          ------       -------     -----        -----
Balance, June 30, 1999                         4,000,000            400           (200)      (200)         0

Restricted common stock issued
 to a related party for consulting
 services                                         50,000              5          9,995          0     10,000

Deficit accumulated during development
 stage for the year ended June 30, 2000                0              0              0    (56,397)   (56,397)

Balance, June 30, 2000                         4,050,000            405          9,795  $ (56,597)  $(46,397)

Common stock issued to third parties
 in private offering                             550,000             55        109,945               110,000

Deficit accumulated during the development
 stage for the three months ended September
30, 2000                                               0              0              0    (38,019)   (38,019)

Balance, September 30, 2000                    4,600,000      $     460       $119,740   $(94,616)  $ 25,584

   The accompanying notes are an integral part of these financial statements.

                               HIPSTYLE.COM, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                          INCREASE (DECREASE IN CASH)

                                                                             FOR THE PERIOD
                                                   THREE MONTHS ENDED        JUNE 22, 1999
                                                     SEPTEMBER 30,           (INCEPTION) TO
                                                     2000            1999    SEPTEMBER 30, 2000
                                                     ----            ----    ------------------
OPERATING ACTIVITES:

Net loss                                           $ (38,019)   $    (488)   $ (94,616)

Amortization                                           1,357
Write of website                                      25,328
Adjustments to reconcile net loss
 to net cash used by operations:                           0            0       10,200
Stock based expense
Increase (Decrease) in Accounts
 payable & accrued expenses                          (63,230)         988        9,907
                                                     -------          ---        -----
     Net cash used by operating activities           (74,564)         500      (74,509)
                                                     -------          ---      -------
INVESTING ACTIVITES

    Net cash provided by investing activities              0            0            0

FINANCING ACTIVITIES:
     Proceeds from the issuance of common stock           55            0           55
     Proceeds from additional paid in capital        109,945            0      109,945

     Net Cash Provided By Financing Activities       110,000            0      110,000
                                                     -------            -      -------

     Increase (decrease) in cash                      35,436          500       35,491
                                                      ------          ---       ------
     Cash, Beginning of quarter                           55            0            0
     Cash, End of quarter                          $  35,491    $     500    $  35,491
                                                   =========    =========    =========

   The accompanying notes are an integral part of these financial statements

                               HIPSTYLE.COM, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF CASH FLOWS

      FOR THE PERIOD FROM JUNE 22, 1999 (INCEPTION) TO SEPTEMBER 30, 2000

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

During the three-month periods ended September 30, 2000 and 1999, and for the cumulative period June 22, 1999 (inception) through September 30, 2000, the Company did not pay or accrue any interest or taxes.

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVIITES

     The Company entered into the following non-cash transactions:

On June 22, 1999 (inception) the Company issued 4,000,000 post-split (see note
6) restricted shares of common stock in consideration for consulting services provided by Intelilabs.com, Inc. formerly known as Quentin Road Productions, Inc., the founder of the Company (see note 1). This transaction was valued at $200.

On May 30, 2000 the Company issued 50,000 restricted shares of the Company's common stock in exchange for consulting services to the Vice President of the Company. This transaction was valued at $10,000 (see note 6).

On September 30, 2000 the Company decided to write off the capitalization portion of the website. (See note 4). The assets' net value at the time of impairment was $25,328.

                               HIPSTYLE.COM, INC

                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000


NOTE 1 - NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

     Hipstyle.com, Inc. ("the Company") was incorporated on June 22, 1999 under the laws of the State of Florida and is licensed to do business in the state of New York. The Company is in the process of designing a website dedicated to bringing together designers of high fashion and beauty products with a targeted client base. The Company's goal is to provide links to established e-commerce and catalog retail sites featuring designer apparel and accessories, as well as fashion related services and content to its viewers. Some of these include: a search engine, fashion news, chat and e-mail response, research tools, video runways and interviews, sale and special event postings, major fashion magazine archives, and vintage resources. Revenue will be generated primarily though charging a click through rate for each link, revenue sharing on purchases made at partner e-commerce sites, advertising sales and auction commissions.

     To accomplish its goal as a fashion infomediary over time, viewers will be offered an exclusive membership in the Company that will give them special access and privileges. In return viewers will be asked to fill out some personal information that will be aggregated into a database and used to attract future partners and advertisers.

     The Company was a wholly owned subsidiary of Intellilabs.com, Inc. ("Intellilabs"), formerly known as Quentin Road productions, Inc., a publicly trade company listed on the OTC Electronic Bulletin Board (OTCBB:QRPI) from inception until March 1, 2000. It was spun-off by Intellilabs on March 1, 2000. Upon such spin-off, shareholders of Intellilabs received 1.31 shares of the Company for each share of Intellilabs owned as of March 1, 2000. As a result of the spin-off, Atlas Equity Group, Inc., a related party, beneficial owner of which is Michael D. Farkas, became a majority shareholder in the company owning approximately 57% of the outstanding shares. Its principal office is located at 1221 Brickell Avenue, Suite 900, Miami, FL 33131.

                               HIPSTYLE.COM, INC

                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

MANAGEMENT DECISION NOT TO CONSOLIDATE

     Statement of Financial Accounting Standards ("SFAS") No. 94, "Consolidation of All Majority Owned Subsidiaries," encourages the use of consolidated financial statements between a parent company and its subsidiaries unless:

     a)   Control is likely to be temporary,

     b)   Control does not rest with the majority owner(s), or

     c) Minority stockholders have certain approval or veto rights that allow them to exercise significant control over major management decisions in the ordinary course of business.

The management of Atlas Equity Group, Inc., a related party, in which Michael D. Farkas is a beneficial owner, believes that its control is temporary. Therefore, management believes that separate financial statements are appropriate and properly reflect the Company's current operating results.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements. Accordingly, actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, the company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     INTANGIBLE ASSET - WEBSITE

     Website costs were capitalized pursuant to EITE 00-2. The website was being amortized on the straight-line basis over a period of 60 months. The planning and maintenance costs associated with the website were expensed as incurred.

                               HIPSTYLE.COM, INC

                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

INTANGIBLE ASSET - WEBSITE (CONT'D)

     The Company reviews assets for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. A determination of impairment, if any, is made based on estimates of undiscounted future cash flows. On September 30, 2000 the Company decided to impair their Website because undiscounted future cash flows are uncertain. The assets net value was $25,328 at the time of impairment. (See note 4).

CARRYING VALUES

     The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment. Whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable, the Company will reduce the carrying value of the assets and charge operations in the period the impairment occurs.

INCOME TAXES

     The Company utilizes Statement of Financial Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The accompanying financial statements have no provisions for deferred tax assets or liabilities because the deferred tax allowance offsets deferred tax assets in their entirety.

STOCK COMPENSATION

     The Company has adopted SFAS No. 123 "Accounting for Stock-Based Compensation." SFAS No. 123 encourages the use of the fair market method to account for transactions involving stock base compensation that are entered into fiscal years beginning after December 15, 1995. Under the fair value method, the issuance of equity instruments to non-employees in exchange for goods or services, should be accounted for based on the fair value of the goods or services received or the fair value of the income instruments issued, whichever is more reliably measured. As of September 30, 2000 the Company has not issued any warrants or options.

                               HIPSTYLE.COM, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

     NET LOSS PER SHARE

     The Company has adopted SFAS No. 128 "Earnings Per Share". Basic loss per share is computed by dividing the loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed in a manner similar to the basic loss per share, except that the weighted-average number of shares outstanding is increased to include all common shares, including those with the potential to be issued by virtue of warrants, options, convertible debt and other such convertible instruments. Diluted earnings per share contemplates a complete conversion to common shares of all convertible instruments only if they are dilutive in nature with regards to earnings per share. Since the Company has incurred losses for all periods, and since there are no convertible instruments, basic loss per share and diluted loss per share are the same.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" requires the disclosure of the fair value of financial instruments. The Company's management, using available market information and other valuation methods, has determined the estimated fair value amounts. However, considerable judgment is required to interpret market data in developing estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

     SEGMENTS

     The Company has adopted the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for companies to report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Since the Company did not have any revenues and or segments during the periods ended September 30, 2000 and June 30, 2000 the provisions of SFAS No. 131 does not have a material effect on these financial statements.

                               HIPSTYLE.COM, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

NOTE 2 -     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". This statement requires companies to classify items of other comprehensive income by their nature in financial statements and to display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for financial statements issued for fiscal years beginning after December 15, 1997. Management believes that SFAS No. 130 has no material effect on the Company's financial statements because it has no elements of comprehensive income other than net operating losses.

     In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". This statement establishes additional standards for segment reporting in financial statements and is effective for financial statements issued for fiscal years beginning after December 15, 1997. Since the company did not have revenues and or segments during the periods ended September 30, 2000 and September 30, 1999; the provisions of SFAS No. 131 does not have a material effect on these financial statements.

     In April, 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5, "Reporting for Costs of Start-Up Activities", ("SOP 98-5"). The Company is required to expense all start-up costs related to new operations as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP 98-5 is adopted. The Company's adoption did not have a material impact on the Company's financial position or results of operations.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", is effective for financial statements issued for fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Management does not believe that SFAS No. 133 will have a material effect on its financial position or results of operations.

                               HIPSTYLE.COM, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

NOTE 2 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONT'D)

SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after The Securitization of Mortgage Loans Held for Sale by Mortgage Banking Enterprises", is effective for financial statements issued in the first fiscal quarter beginning after December 15, 1998. This statement is not applicable to the Company.

SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections", is effective for financial statements issued for fiscal years beginning February 1999. This statement is not applicable to the Company.

     On December 3, 1999 the Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulletin No. 101 (SAB 101) "Revenue Recognition in Financial Statements" which reflects the basic principles of revenue recognition in existing generally accepted accounting principles. SAB 101 discusses such revenue recognition issues as (1) Transfer of Title, (2) Substantial Performance and Acceptance, (3) Nonrefundable Payments, (4) Accounting for Certain Costs of Revenues, (5) Refundable Fees for Services, (6) Estimates and Change in Estimates, (7) Fixed or Determinable Fees and, (8) Implementing the Guidance on SAB 101 because the Company has not realized any revenues and is in the development stage, management does not believe that SAB 101 has a material effect on the financial statements.

     In January 2000, the Emerging Issues Task Force issued EITF 99-17 "Accounting for Advertising Barter Transactions" establishes accounting and reporting requirements for such transactions. Generally, the Task Force reached a consensus that revenue and expenses from an advertising barter transaction should be recognized at fair value of the advertising surrendered. Although the Company is currently seeking these kinds of barter arrangements, it is still in the development stage and has not yet commenced operations. As a result, management does not believe that EITF 99-17 has a material effect on the financial statements.

                               HIPSTYLE.COM, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000


NOTE 2 -     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONT'D)

     On March 16, 2000 the Emerging Issues Task Force issued EITF 99-19 "Recording Revenue as a Principal versus Net as an Agent" which addresses the issue of how and when revenues should be recognized on a Gross or Net method as the title implies. How revenues are recognized have become increasingly important because some investors may value companies that primarily sell products on the Internet based on a multiple of revenues rather than a multiple of gross profits or earnings. The emerging Issues Task Force has not reached a consensus but sites SEC Staff Accounting Bulletin 101.

     The SEC considers the following factors:

1.     Does the Company act as a principal in the transaction?
2.     Does the Company take title to the product?
3.     Does the Company assume the risk of ownership?
4.     Does the Company act as an agent or a broker?

On March 16, 2000 the Emerging Issues Task Force issued EITF 00-2 "Accounting for Web Site Development Costs" which establishes accounting and reporting requirements for website development costs including those costs associated with planning, developing and operating a website. Generally, costs associated with planning and operating a website should be expensed while those costs associated in developing should be capitalized. Management believes that it should expense its website development costs due to the development stage status of the Company and the uncertainty surrounding future benefits it may or may not derive from these costs.

On July 20, 2000 the Emerging Issues Task Force issued EITF 00-14 "Accounting For Certain Sales Incentives" which establishes accounting and reporting requirements for sales incentives such as discounts, coupons, rebates and free products or services. Generally, reductions in or refunds of a selling price should be classified as a reduction in revenue. For SEC registrants the implementation date is the beginning of the fourth quarter after the registrant's fiscal year end December 15, 1999. Management does not believe that EITF 00-14 will have a material effect on the financial statements.

Management anticipates generating revenues by entering into strategic partnerships and/or acquisitions of other electronic shopping sites, developing and selling there own products and licensing agreements of various types, click through fees, revenue sharing from sales, advertising sales and auction fees. Since the Company has not generated any revenues to date, management will evaluate its revenue sources when realized and apply SAB 101 and EITF 99-19 accordingly.

                               HIPSTYLE.COM, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

NOTE 2 -     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONT'D)

In March, 2000 the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, Interpretation of APB Opinion No. 25." Interpretation No. 44 clarifies the application of Accounting Principle Board Opinion No. 25 to certain issues including: (1) the definition of employee for purposes of applying APB No. 25, (2) the criteria for determining whether a plan qualifies as a non-compensatory plan, (3) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (4) the accounting for an exchange of stock compensation awards in business combinations. Management adopted the application of the fair value method under FASB Statement 123 and, therefore, this Interpretation does not have a material effect on the financial statements.

NOTE 3 -     DEVELOPMENT STAGE OPERATIONS AND GOING CONCERN MATTERS

     The Company's initial activities have been devoted to developing a business plan, negotiating contracts and raising capital for future operations and administrative functions.

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, development stage losses from June 22, 1999 (inception) to September 30, 2000, were $94,616. The Company's cash flow requirements have been met by contributions of capital and accounts payable.

The possibility exists that these sources of financing will not continue to be available. If the company is unable to generate profits, or unable to obtain additional funds for its working capital needs, it may have to cease operations.

The Company intends to meet its long-term liquidity needs through available cash as well as through additional financing from outside sources. Management believes that the existing working capital in combination with additional paid-in capital will be sufficient to fund operations at least through July 1, 2001 (see note 6 and 8).

     The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to retain additional paid-in capital and to ultimately attain profitability.

                               HIPSTYLE.COM, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000


NOTE 4 -     INTANGIBLE ASSET - WEBSITE

     The website and related amortization consisted of the following as of September 30, 2000 and June 30, 2000:

                        September 30, 2000    June 30, 2000
                        ------------------    -------------
Website                           $ 27,135    $ 27,135
Less:  Accumulated amortization     (1,807)       (450)
                                    ------        ----

                                    25,328      26,685
Impairment                         (25,328)          0

Total                             $      0    $ 26,685
                                  ========    ========

Amortization expense for the three month period ended September 30, 2000 and the year ended June 30, 2000 was $1,357 and $450 respectively. As of June 30, 2000 the Company decided to capitalize the website based on the Company belief that there will be a future benefit derived from the website and that there will be an adequate future inflow of cash resulting from common stock being issued to third parties in a private offering. On September 30, 2000 the Company decided to impair the Website due to the uncertainty of undiscounted future cash flows and the realization that future benefits it may or may not derive from these costs.

NOTE 5 -     INCOME TAXES

     No provisions for income taxes have been made because the Company has sustained cumulative losses since the commencement of operations. As of September 30, 2000 and year ended June 30, 2000, the Company had net operating loss carryforwards ("NOL's") of $94,616 and $56,597, respectively, which will be available to reduce future taxable income and expense in the year ending September 30 and June 30, 2015 respectively.

     In accordance with SFAS No. 109 the Company has computed the components or deferred income taxes as follows.

                       September 30, 2000          June 30, 2000
                       ------------------          -------------
Deferred tax assets          $     18,450          $     11,036
Valuation allowance               (18,450)               (11,036)
                                  -------                -------

Deferred tax asset, net          $     -               $     -
                                 ======                ======

At September 30, 2000 and June 30, 2000, a valuation allowance has been provided and realization of the deferred tax benefit is not likely.

                               HIPSTYLE.COM, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

NOTE 5 -     INCOME TAXES (CONT'D)

The effective tax rate varies from the U.S. Federal statutory tax rate for both the three-month period ended September 30, 2000 and year ended June 30, 2000, principally due to the following:

U.S. statutory tax rate     15%

State and local taxes      4.5
Valuation                (19.5)

Effective rate              - %

NOTE 6 -     ACCOUNTS PAYABLE & ACCRUED EXPENSES

          Accounts payable and accrued expenses at September 30, 2000 & June 30, 2000 respectively consisted of the following:

                      September 30, 2000      June 30, 2000
                      ------------------      -------------
     Accounts payable        $ 2,826               $54,697
     Shareholder loans           500                2,488
     Accrued expenses          6,581               15,952
                               -----               ------
                             $ 9,907              $73,137
                             =======              =======

NOTE 7 -     STOCKHOLDERS' EQUITY

     The Company issued 4,000,000 post-split common shares upon incorporation to Intellilabs in exchange for consulting services pertaining to the formation of the Company valued at $200. This investor is deemed to be a founder and affiliate of the Company. These shares have been adjusted to give retroactive effect to a 2,000 to 1 stock split that occurred on January 15, 2000.

                               HIPSTYLE.COM, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

NOTE 7 -     STOCKHOLDERS' EQUITY (CONT'D)

On January 4, 2000, the Board of Directors amended the Articles of Incorporation. The number of authorized shares of common stock was increased to 100,000,000. The par value was changed to $0.0001 per share of common stock. The financial statements have been retroactively adjusted to reflect the effect of this change.

     On January 15, 2000, the Board of Directors authorized a 2,000 to 1 forward split of the Company's common stock, par value $0.0001. Subsequent to the split there were 4,000,000 issued and outstanding. This transaction has been given retroactive effect as if it occurred at inception (June 22, 1999).

     On March 1, 2000, the Company entered into an agreement and plan of distribution ("spin-off") with Intellilabs. Upon spin-off, the shareholders of Intellilabs received 1.31 shares of the Company's common stock for each share of Intellilabs owned as of March 1, 2000, totaling 4,000,000 common shares. As a result of this spin-off and share distribution Atlas Equity Group, Inc., a related party, in which Michael D. Farkas is a beneficial owner, received 2,620,000 shares, representing approximately 56% of the Company's outstanding common stock and Rebecca J. Farkas (f/k/a Brock) received 655,000 shares representing approximately 16% of the Company's common stock.

     On May 30, 2000, the Board of Directors authorized the issuance of 50,000 restricted shares of the Company's common stock in exchange for consulting services rendered by the Vice President. These shares were valued at $0.20 per share due to their restrictive nature and are subject to Rule 144 of the SEC Act of 1933 as amended. This transaction was valued at $10,000.

     In June 2000, the Company entered into a private offering of securities pursuant to Regulation D, Rule 504, promulgated under the Securities Act of 1933 as amended. Common shares were offered to non-accredited and unaffiliated investors for cash consideration of $0.20 per share.


                               HIPSTYLE.COM, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000


NOTE 7 -     STOCKHOLDERS' EQUITY (CONT'D)

     In July and August 2000, 550,000 unrestricted common shares were subscribed to by 22 non-accredited and unaffiliated investors for cash consideration totaling $110,000. The proceeds from the sale of these securities were also received during the months of July and August 2000. Although the Company has not gone through the administrative procedures of issuing these shares, for purposes of these financial statements, they are deemed to have been issued and outstanding.

     A total of 550,000 unrestricted common shares have been offered to 22 non-accredited and unaffiliated investors as a result of this offering. The offering is now closed.

NOTE 8 -     RELATED PARTY TRANSACTIONS

     The Company issued 4,000,000 post-split common shares upon incorporation to Intellilabs, the parent company, in exchange for consulting services valued at $200. These shares were subsequently distributed to the shareholders of Intellilabs. Pursuant to an agreement and plan of distribution.

     On May 30, 2000 the Company issued 50,000 restricted shares of the Company's common stock in exchange for consulting services to Michelle Brock, a related party, and Vice President of the Company. This transaction was valued at $10,000.

Michael D. Farkas and Rebecca J. Farkas, his wife, an officer and director, and a related party loaned the Company $2,488 which covered the cost of the license fees to the State of New York and the reservation costs associated with reserving the desired internet address and other operating expenses. No interest has been charged on these loans and were paid on August 31, 2000.

In June 2000, the Company engaged WealthHound, Inc., a subsidiary of WealthHound.com, Inc. which is a related party in which Michael Farkas is a 70% owner, to develop and design its website. The Company paid a total of $54,292 to WealthHound, Inc. in connection with these services. Michael Farkas is also the owner of Atlas Equity Group, Inc., a company which owns 57% of Hipstyle's issued and outstanding stock.

                               HIPSTYLE.COM, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000


NOTE 8 -     RELATED PARTY TRANSACTIONS (CONT'D)

     In July 2000, the Company agreed to reimburse Atlas Equity Group, Inc., a related party, beneficial owner of which is Michael D. Farkas, $2,000 per month (on a month-to-month basis) for rent and other operating expenses. Prior to July 2000, the Company had been relatively inactive, did not require and was not occupying any office space. Because of recent developments including the completion of their business plan, management now has agreed to occupy space from Atlas Equity Group, Inc., a related party, beneficial owner of which is Michael D. Farkas.

     In August of 2000, the Company engaged OSRS Communications a subsidiary of WealthHound.com, Inc., which is a related party in which Michael D.
Farkas is a 70% owner, to provide web hosting services for $90 per month.

                               HIPSTYLE.COM, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                  JUNE 30, 2000

                               HIPSTYLE.COM, INC.

                                TABLE OF CONTENTS

                               ------------------

INDEPENDENT AUDITOR'S REPORT                                      1

BALANCE SHEET                                                     2

STATEMENTS OF OPERATIONS                                          3

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY                     4-5

STATEMENTS OF CASH FLOWS                                          6-7

NOTES TO FINANCIAL STATEMENTS                                     8-12


                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors
Hipstyle.com, Inc.
(A Development Stage Company)
Miami, Florida

We have audited the accompanying balance sheet of Hipstyle.com, Inc. (a development stage company) as of June 30, 2000 and 1999 and the related statements of operations, and cash flows for the year ended June 30, 2000 and for the period from June 22, 1999 (inception) to June 30, 1999 and the cumulative period June 22, 1999 (inception) to June 30, 2000 and changes in stockholder's equity for the cumulative period June 22, 1999 (inception) to June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hipstyle.com, Inc. as of June 30, 2000 and 1999, and the results of its operations and its cash flows for the years ended June 30, 2000 and for the period from June 22, 1999 (inception) to June 30, 1999 and the cumulative period June 22, 1999 (inception) to June 30, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company. The realization of a major portion of its assets is dependent upon its ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

Berenfeld, Spritzer, Shechter and Sheer
Miami, Florida

September 5, 2000

                              HIPSTYLE.COM, INC.

                        (A DEVELOPMENT STAGE COMPANY)

                                BALANCE SHEET

                                    ASSETS

                                               June 30, 2000      June 30, 1999
                                               --------------------------------
CURRENT ASSETS:

CASH                                            $     55               $0
                                               --------------------------------
OTHER ASSETS:

WEBSITE, net of accumulated
 amortization $450 and $0                         26,685                0
                                               --------------------------------
          TOTAL ASSETS                            26,740                0
                                               ================================

                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts Payable                                 $54,697               $0
Shareholder loans                                  2,488                0
Accrued professional fees                         15,952                0
                                               --------------------------------
          Total Current Liabilities               73,137                0

STOCKHOLDERS' EQUITY (DEFICIENCY):

Common stock, $.0001 par value,
 100,000,000 shares authorized,
 4,050,000 and 4,000,000 shares
 issued and outstanding respectively                 406              400

Additional paid-in capital                         9,795             (200)
Deficit accumulated during the
 the development stage                           (56,597)            (200)
                                           --------------------------------
Total Stockholders' Equity (Deficiency)          (46,397)               0
                                           --------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIENCY)                            $ 26,740               $0
                                           ================================

The accompanying notes are an integral part of these financial statements.


                                 HIPSTYLE.COM, INC.

                           (A DEVELOPMENT STAGE COMPANY)

                              STATEMENTS OF OPERATIONS

                                                  FOR THE PERIOD          FOR THE PERIOD
                                 FOR THE          JUNE 22, 1999           JUNE 22, 1999
                                 YEAR ENDED       (INCEPTION) TO          (INCEPTION) TO
                                 JUNE 30, 2000    JUNE 30, 1999           JUNE 30, 2000
                                 -------------    -------------           -------------
DEVELOPMENT STAGE REVENUES          $        0    $           0           $           0
DEVELOPMENT STAGE EXPENSES:

Accounting                              13,000                0                  13,000
Amortization                               450                0                     450
Bank charges                               145                0                     145
Consulting fees                         10,000              200                  10,200
Dues and subscriptions                     238                0                     238
Licenses and taxes                         925                0                     925
Professional fees                        4,482                0                   4,482
Website development                     27,157                0                  27,157
                                        ------                -                  ------
Total Development Stage Expenses        56,397              200                  56,597

DEFICIT ACCUMULATED DURING
THE DEVELOPMENT STAGE                 $(56,397)           $(200)               $(56,597)
                                      ========            =====                ========

LOSS PER SHARE:

     Basic and Diluted                $ (0.01)          $ (0.00)
                                       =======           =======

Weighted-average of common
     shares outstanding              4,016,530        4,000,000
                                     =========        =========

   The accompanying notes are an integral part of these financial statements.

                               HIPSTYLE.COM, INC.

                         (A DEVELOPMENT STAGE COMPANY)

            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

           FOR THE PERIOD JUNE 22, 1999 (INCEPTION) TO JUNE 30, 1999

                                                                      DEFICIT
                                                                      ACCUMULATED
                                                     ADDITIONAL       DURING THE
                               COMMON STOCK          PAID-IN          DEVELOPMENT
                            SHARES        AMOUNT     CAPITAL          STAGE          TOTAL
                            ------        ------     -------          -----          -----
Balance, June 22, 1999
(inception)                           0   $    0     $       0        $       0     $    0

Restricted common stock
 issued to founder
 for consulting services      4,000,000      400          (200)               0        200

Deficit accumulated during the
 development stage for the
 period June 22, 1999 (inception)
 to June 30,  1999                    0        0             0             (200)      (200)
                              ---------    -----     ---------        ---------     ------

Balance June 30, 1999         4,000,000    $ 400     $    (200)       $    (200)    $    0
                              ---------    -----     ---------        ---------     ------

   The accompanying notes are an integral part of these financial statements.

                               HIPSTYLE.COM, INC.

                          (A DEVELOPMENT STAGE COMPANY)

           STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

                       FOR THE YEAR ENDED TO JUNE 30, 1999

                                                                      DEFICIT
                                                                      ACCUMULATED
                                                     ADDITIONAL       DURING THE
                               COMMON STOCK          PAID-IN          DEVELOPMENT
                            SHARES        AMOUNT     CAPITAL          STAGE          TOTAL
                            ------        ------     -------          -----          -----
Balance, June 30, 1999        4,000,000     $    400    $    (200)    $    (200)    $       0

Common stock issued
 to related party
 for consulting services         50,000            5        9,995             0        10,000

Deficit accumulated during the
 development stage for
 the year ended
 June 30, 1999                        0            0            0       (56,397)      (56,397)
                              ---------     --------    ---------      --------      --------

Balance June 30, 2000         4,050,000     $    405    $   9,795      $(56,597)     $(46,397)
                              ---------     --------    ---------      --------      --------


   The accompanying notes are an integral part of these financial statements.

                               HIPSTYLE.COM, INC.

                          (A DEVELOPMENT STAGE COMPANY)

           STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

      FOR THE CUMULATIVE PERIOD JUNE 22, 1999 (INCEPTION) TO JUNE 30, 2000

                                                                      DEFICIT
                                                                      ACCUMULATED
                                                     ADDITIONAL       DURING THE
                               COMMON STOCK          PAID-IN          DEVELOPMENT
                            SHARES        AMOUNT     CAPITAL          STAGE          TOTAL
                            ------        ------     -------          -----          -----
Balance June 22,
 1999 (inception)                  0    $     0  $         0       $        0      $      0

Restricted common stock
 issued to founder for
 consulting services       4,000,000        400         (200)               0           200

Deficit accumulated during the
 development stage for the
 Period June 22, 1999
 (inception) to June
 30, 1999                          0          0            0             (200)         (200)

Balance June 30, 1999      4,000,000        400         (200)            (200)            0

Common stock
 issued to related party for
 consulting services          50,000          5        4,995                0        10,000

Deficit accumulated during the
 development stage for the year
 ended June 30, 2000               0          0            0          (56,397)      (56,397)

Balance,
 June 30, 2000        4,050,000     $  405  $     9,795        $ (56,597)     $(46,397)
                      ---------     ------  -----------        ---------      --------


   The accompanying notes are an integral part of these financial statements.

                               HIPSTYLE.COM, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                                                  FOR THE PERIOD          FOR THE PERIOD
                                 FOR THE          JUNE 22, 1999           JUNE 22, 1999
                                 YEAR ENDED       (INCEPTION) TO          (INCEPTION) TO
                                 JUNE 30, 2000    JUNE 30, 1999           JUNE 30, 2000
                               ----------------------------------------------------------
OPERATING ACTIVITIES:

Net loss                            $(56,397)          $(200)              $(56,597)

Adjustments to reconcile net loss
 to net cash used by operations:

Amortization                             450               0                    450
Common stock issued
 for consulting services              10,000             200                 10,200
Increase in accrued expenses          15,952               0                 15,952
Increase in accounts payable          27,562               0                 27,562
                                      ------               -                 ------

   Net Cash (Used) by

    Operating Activities              (2,433)              0                 (2,433)
                                      ------               -                 ------

FINANCING ACTIVITIES:

Loans from shareholders                2,488               0                  2,488
                                       -----               -                  -----

Net Cash Provided by

 Financing Activities                  2,488               0                  2,488
                                       -----               -                  -----

NET INCREASE IN CASH                      55               0                     55

CASH, BEGINNING OF PERIOD                  0               0                      0
                                           -               -                      -

CASH, END OF PERIOD                      $55              $0                    $55
                                         ===              ==                    ===

The accompanying notes are an integral part of these financial statements.

                               HIPSTYLE.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
            FOR THE PERIOD JUNE 22, 1999 (INCEPTION) TO JUNE 30, 2000

               SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

     During the years ended June 30, 2000 and 1999, and for the cumulative period June 22, 1999 (inception) to June 30, 2000, the Company did not pay any interest.

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
ACTIVITIES

     The Company entered into the following non-cash transactions:

     On June 22, 1999 (inception) the Company issued 4,000,000 post-split (see note 6) shares of common stock in consideration for services provided by Intelilabs.com, Inc., formerly known as Quentin Road Productions, Inc. the founder of the Company. This transaction was valued at $200.

     On May 30, 2000 the Company issued 50,000 shares of the Company's common stock in exchange for consulting services to the Vice President of the Company. This transaction was valued at $10,000 (See note 6).

   The accompanying notes are an integral part of these financial statements.


                               HIPSTYLE.COM, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30, 2000

NOTE 1 -    NATURE OF ORGANIZATION AND SUMMARY OF
            SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

ORGANIZATION
--------------

Hipstyle.com, Inc. ("the Company") was incorporated on June 22, 1999 under the laws of the State of Florida and is licensed to do business in the state of New York. The Company is in the process of designing a website dedicated to bringing together designers of high fashion and beauty products with a targeted client base. The Company's goal is to provide links to established e-commerce and catalog retail sites featuring designer apparel and accessories, as well as fashion related services and content to its viewers. Some of these include: a search engine, fashion news, chat and e-mail response, research tools, video runways and interviews, sale and special event postings, major fashion magazine archives, and vintage resources. Revenue will be generated primarily though charging a click through rate for each link, revenue sharing on purchases made at partner e- commerce sites, advertising sales and auction commissions.

To accomplish its goal as a fashion infomediary over time, viewers will be offered an exclusive membership in the Company that will give them special access and privileges. In return viewers will be asked to fill out some personal information that will be aggregated into a database and used to attract future partners and advertisers.

The Company was a wholly owned subsidiary of Intellilabs.com, Inc. ("Intellilabs"), formerly known as Quentin Road productions, Inc., a publicly traded company listed on the OTC Electronic Bulletin Board (OTCBB:QRPI) from inception until March 1, 2000. It was spun-off by Intellilabs on March 1, 2000. Upon such spin-off, shareholders of Intellilabs received 1.31 shares of the Company for each share of Intellilabs owned as of March 1, 2000. As a result of the spin-off, Atlas Equity Group, Inc., a related party, beneficial owner of which is Michael D. Farkas, became a majority shareholder in the Company owning approximately 56% of the outstanding shares. The principal office is located at 1221 Brickell Avenue, Suite 900, Miami, FL 33131.

MANAGEMENT DECISION NOT TO CONSOLIDATE
---------------------------------------

Statement of Financial Accounting Standards ("SFAS") No. 94, "Consolidation of All Majority Owned Subsidiaries," encourages the use of consolidated financial statements between a parent company and its subsidiaries unless:

a.    Control is likely to be temporary,
b.    Control does not rest with the majority owner(s), or
c. Minority stockholders have certain approval or veto rights that allow them to exercise significant control over major management decisions in the ordinary course of business.

NOTE 1 -    NATURE OF ORGANIZATION AND SUMMARY OF
            SIGNIFICANT ACCOUNTING POLICIES (CONT'D)
-------------------------------------------------------

MANAGEMENT DECISION NOT TO CONSOLIDATE (CONT'D)
-----------------------------------------------

The management of Atlas Equity Group, Inc., a related party, beneficial owner of which is Michael D. Farkas, believes that its control is temporary. Therefore, management believes that separate financial statements are appropriate and properly reflect the Company's current operating results.

CASH AND CASH EQUIVALENTS
--------------------------

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalent

INTANGIBLE ASSET - WEBSITE
---------------------------

Website costs have been capitalized pursuant to EITE 00-2. The website is being amortized on the straight-line basis over a period of 60 months. The planning and maintenance costs associated with the website have been expensed as incurred (see note 4).

The Company reviews assets for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. A determination of impairment, if any, is made based on estimates of undiscounted future cash flows. For the periods ended June 30, 2000 and 1999, there have been no asset impairments.

FAIR VALUE OF FINANCIAL INSTRUMENTS
-------------------------------------

SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" requires the disclosure of the fair value of financial instruments. The Company's management, including cash equivalents, accounts payable, accrued professional fees and shareholder loans are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

NOTE 1 -    NATURE OF ORGANIZATION AND SUMMARY OF
            SIGNIFICANT ACCOUNTING POLICIES (CONT'D)
-------------------------------------------------------

INCOME TAXES
------------

The Company utilizes Statement on Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established where necessary to reduce deferred tax assets to amounts expected to be realized. The accompanying financial statements have no provisions for deferred tax assets or liabilities because the deferred tax allowance offsets deferred tax assets in their entirety.

STOCK COMPENSATION
-------------------

The Company has adopted SFAS No. 123 "Accounting for Stock- Based Compensation." SFAS No. 123 encourages the use of the fair market method to account for transactions involving stock base compensation that are entered into fiscal years beginning after December 15, 1995. Under the fair value method, the issuance of equity instruments to non-employees in exchange for goods or services, should be accounted for based on the fair value of the goods or services received or the fair value of the income instruments issued, whichever is more reliably measured.

NET LOSS PER SHARE
------------------

The Company has adopted SFAS No. 128 "Earnings Per Share." Basic loss per share is computed by dividing the loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed in a manner similar to the basic loss per share, except that the weighted-average number of shares outstanding is increased to include all common shares, including those with the potential to be issued by virtue of warrants, options, convertible debt and other such convertible instruments. Diluted earnings per share contemplates a complete conversion to common shares of all convertible instruments, only if they are dilutive in nature with regards to earnings per share. Since the Company has incurred net losses for all periods and since there are no convertible instruments or options, basic loss per share and diluted loss per share are the same.

NOTE 1 -    NATURE OF ORGANIZATION AND SUMMARY OF
            SIGNIFICANT ACCOUNTING POLICIES (CONT'D)
------------------------------------------------------

USE OF ESTIMATES
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

SEGMENTS

--------

The Company has adopted the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for companies to report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Since the Company did not have any revenues and or segments during the periods ended June 30, 2000 and June 30, 1999; the provisions of SFAS No. 131 does not have a material effect on these financial statements.

NOTE 2 -    EFFECTS OF RECENTLY ISSUED ACCOUNTING STANDARDS
-----------------------------------------------------------

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". This statement requires companies to classify items of other comprehensive income by their nature in financial statements and to display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for financial statements issued for fiscal years beginning after December 15, 1997. Management believes that SFAS No. 130 has no material effect on the Company's financial statements because it has no elements of comprehensive income other than net operating losses.

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5, "Reporting for Costs of Start-Up Activities," ("SOP 98-5"). The Company is required to expense all start-up costs related to new operations as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP 98-5 is adopted. The Company's adoption did not have a material impact on the Company's financial position or results of operations.

NOTE 2 -    EFFECTS OF RECENTLY ISSUED ACCOUNTING STANDARDS
           (CONT'D)
-----------------------------------------------------------

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for financial statements issued for fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Management does not believe that SFAS No. 133 will have a material effect on its financial position or results of operations.

SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by Mortgage Banking Enterprises," is effective for financial statements issued in the first fiscal quarter beginning after December 15, 1998. This statement is not applicable to the Company.

SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections," is effective for financial statements issued for fiscal years beginning in February 1999. This statement is not applicable to the Company.

On December 3, 1999, the Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulletin No. 101 (SAB 101) "Revenue Recognition in Financial Statements" which reflects the basic principles of revenue recognition in existing generally accepted accounting principles. SAB 101 discusses such revenue recognition issues as (1) Transfer of Title, (2) Substantial Performance and Acceptance, (3) Nonrefundable Payments, (4) Accounting for Certain Costs of Revenues, (5) Refundable Fees for Services, (6) Estimates and Change in Estimates, (7) Fixed or Determinable Fees and, (8) Implementing the Guidance on SAB 101 because the Company has not realized any revenues and is in the development stage, management does not believe that SAB 101 has a material effect on the financial statements.

In January 2000, the Emerging Issues Task Force issued EITF 99-17 "Accounting for Advertising Barter Transactions" establishes accounting and reporting requirements for such transactions. Generally, the Task Force reached a consensus that revenue and expenses from an advertising barter transaction should be recognized at fair value of the advertising surrendered. Although the Company is currently seeking these kinds of barter arrangements, it is still in the development stage and has not yet commenced operations. As a result, management does not believe that EITF 99-17 has a material effect on the financial statements.

On March 16, 2000 the Emerging Issues Task Force issued EITF 99-19 "Recording Revenue as a Principal versus Net as an Agent" which addresses the issue of how and when revenues should be recognized on a Gross or Net method as the title implies. How revenues are recognized have become increasingly important because some investors may value companies that primarily sell products on the Internet based on a multiple of revenues rather than a multiple of gross profits or earnings. The emerging Issues Task Force has not reached a consensus but sites SEC Staff Accounting Bulletin 101.

NOTE 2 -    EFFECTS OF RECENTLY ISSUED ACCOUNTING STANDARDS
           (CONT'D)
-----------------------------------------------------------

The SEC considers the following factors:

1. Does the Company act as a principal in the transaction?
2.    Does the Company take title to the product?
3.    Does the Company assume the risk of ownership?
4.    Does the Company act as an agent or a broker?

On March 16, 2000 the Emerging Issues Task Force issued EITF 00-2 "Accounting for Web Site Development Costs" which establishes accounting and reporting requirements for website development costs including those costs associated with planning, developing and operating a website. Generally, costs associated with planning and operating a website should be expensed while those costs associated in developing should be capitalized (see note 4).

On July 20, 2000, the Emerging Issues Task Force issued EITF 00-14 "Accounting For Certain Sales Incentives" which establishes accounting and reporting requirements for sales incentives such as discounts, coupons, rebates and free products or services. Generally, reductions in or refunds of a selling price should be classified as a reduction in revenue. For SEC registrants the implementation date is the beginning of the fourth quarter after the registrant's fiscal year end December 15, 1999. Management does not believe that EITF 00-14 will have a material effect on the financial statements.

Management anticipates generating revenues by entering into strategic partnerships and/or acquisitions of other electronic shopping sites, developing and selling there own products and licensing agreements of various types, click through fees, revenue sharing from sales, advertising sales and auction fees. Since the Company has not generated any revenues to date, management will evaluate its revenue sources when realized and apply SAB 101 and EITF 99-19 accordingly.

In March, 2000 the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, Interpretation of APB Opinion No. 25." Interpretation No. 44 clarifies the application of Accounting Principle Board Opinion No. 25 to certain issues including: (1) the definition of employee for purposes of applying APB No. 25, (2) the criteria for determining whether a plan qualifies as a non-compensatory plan, (3) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (4) the accounting for an exchange of stock compensation awards in business combinations. Management adopted the application of the fair value method under FASB Statement 123 and, therefore, this Interpretation does not have a material effect on the financial statements.

NOTE 3 -    DEVELOPMENT STAGE OPERATIONS AND GOING CONCERN
            MATTERS

-----------------------------------------------------------

The Company's initial activities have been devoted to developing a business plan, negotiating contracts and raising capital for future operations and administrative functions.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, development stage losses from June 22, 1999 (inception) to June 30, 2000 were $56,597. The Company's cash flow requirements have been met by contributions of capital and accounts payable.

The possibility exists that these sources of financing will not continue to be available. If the Company is unable to generate profits, or unable to obtain additional funds for its working capital needs, it may have to cease operations.

The Company intends to meet its long-term liquidity needs through available cash as well as through additional financing from outside sources. Management believes that the existing working capital in combination with additional paid-in capital will be sufficient to fund operations at least through July 1, 2001.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to retain additional paid-in capital and to ultimately attain profitability.

NOTE 4 -    INTANGIBLE ASSET - WEBSITE
---------------------------------------

    The website and related amortization consisted of the following as of June 30, 2000 and 1999:

                                      2000        1999
                                ------------------------------
Website                           $    27,135    $        0
Less:  Accumulated amortization          (450)            0

Total Website                     $    26,685    $        0

Amortization expense for the years ended June 30, 2000 and 1999 was $450 and $0, respectively.

NOTE 5 -    DEFERRED INCOME TAXES
----------------------------------

The Company has a carry-forward loss for income tax purposes of $56,597 that may be offset against future taxable income. The carry-forward loss expires at various times through the year 2019. Due to the uncertainty regarding the success of future operations, management has valued the deferred tax asset allowance at 100% of the related deferred tax asset.

The deferred tax assets, liabilities and valuation allowances as of June 30, 2000 and June 30, 1999 consists of the following:

                                          2000                 1999
                                          ----                 ----
Deferred tax assets arising
  from net operating losses         $    11,350          $        36
Less:  Valuation allowance              (11,350)                 (36)
Net deferred liabilities                      0                    0

Net Deferred Tax Asset              $         0          $         0

    At June 30, 2000 and June 30, 1999 a valuation allowance was provided as realization of the deferred tax benefit is not more likely than not.

The effective tax rate varies from the U.S. Federal statutory tax rate for both the periods ended June 30, 2000 and June 30, 1999 principally due to the following:

                                         2000         1999
                                         ----         ----
U.S. statutory tax rate                   15%          15%
State and local taxes                      4            4
Less:  Valuation allowance                19           19

Effective rate                             0%           0%

NOTE 6 -    STOCKHOLDERS' EQUITY
----------------------------------

The Company issued 4,000,000 post-split common shares upon incorporation to Intellilabs as founder shares for the formation of the Company. This transaction was valued at par $200. This investor is deemed to be a founder and affiliate of the Company. These shares have been adjusted to give retroactive effect to a 2,000 to 1 stock split that occurred on January 15, 2000.

On January 4, 2000, the Board of Directors amended the Articles of Incorporation. The number of authorized shares of common stock was increased to 100,000,000. The par value was changed to $0.0001 per share of common stock. The financial statements have been retroactively adjusted to reflect the effect of this change.

On January 15, 2000 the Board of Directors authorized a 2,000 to 1 forward split of the Company's common stock, par value $0.0001. Subsequent to the split there were 4,000,000 issued and outstanding. This transaction has been given retroactive effect as if it occurred at inception (June 22, 1999).

On March 1, 2000 the Company entered into an agreement and plan of distribution ("spin-off") with Intellilabs. Upon spin-off, the shareholders of Intellilabs received 1.31 shares of the Company's common stock for each share of Intellilabs owned as of March 1, 2000, totaling 4,000,000 common shares. As a result of this spin-off and share distribution Atlas Equity Group, Inc., a related party, beneficial owner of which is Michael D. Farkas, received 2,620,000 shares, representing approximately 56% of the Company's outstanding common stock and Rebecca J. Farkas (f/k/a Brock) received 655,000 shares representing approximately 16% of the Company's common stock.

On May 30, 2000 the Board of Directors authorized the issuance of 50,000 shares of the Company's common stock to Michelle Brock, a related party, as an incentive to become an officer and for services which included the writing and development of the Company's business plan, the development of corporate and operating strategies and creative input into our website. These shares were valued at $0.20 per share and are subject to Rule 144 of the SEC Act 1933 as amended.

NOTE 7 -     RELATED PARTY TRANSACTIONS
---------------------------------------

The Company issued 4,000,000 post split common shares upon incorporation to Intellilabs, the parent company, in exchange for consulting services valued at $200. These shares were subsequently distributed to the shareholders of Intellilabs, pursuant to an agreement and plan of distribution.

On May 30, 2000 the Board of Directors authorized the issuance of 50,000 shares of the Company's common stock to Michelle Brock, a related party, as an incentive to become an officer and for services which included the writing and development of the Company's business plan, the development of corporate and operating strategies and creative input into our website. These shares were valued at $0.20 per share and are subject to Rule 144 of the SEC Act 1933 as amended.

------------------------------------------------

Michael D. Farkas and Rebecca J. Farkas, his wife, officer, director, and a related party loaned the Company $2,488 which covered the cost of the license fees to the State of New York and the reservation costs associated with reserving the desired internet address and other operating expenses. No interest is being charged on this loan and is due on demand.

In June 2000, the Company engaged WealthHound, Inc., a subsidiary of WealthHound.com, Inc. which is a related party in which Michael Farkas is a 70% owner, to develop and design its website. The Company paid a total of $54,292 to WealthHound, Inc. in connection with these services. Michael Farkas is also the owner of Atlas Equity Group, Inc., a company which owns 57% of Hipstyle's issued and outstanding stock.

NOTE 8 -     SUBSEQUENT EVENTS
-------------------------------

In June 2000, the Company entered into a private offering of securities pursuant to Regulation D, Rule 504, promulgated under the Securities Act of 1933 as amended. The proceeds from the sale of these securities were received during the months of July and August 2000. A total of 550,000 unrestricted common shares have been offered and issued to 22 non-accredited and unaffiliated investors for a total raise of $110,000. The offering is now closed.

In July 2000, the Company agreed to reimburse Atlas Equity Group, Inc., a related party, beneficial owner of which is Michael D. Farkas, $2,000 per month (on a month-to-month basis) for rent and other operating expenses. Prior to July 2000, the Company had been relatively inactive, did not require and was not occupying any office space. Because of recent developments, including the hiring of employees and the completion of their business plan, management has now agreed to occupy space from Atlas Equity Group, Inc., a related party, beneficial owner of which is Michael D. Farkas.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

     HIPSTYLE.COM, INC.

     /s/REBECCA J. BROCK
     ---------------------
     By: REBECCA J. BROCK
     Title: President, Secretary and Treasurer
     Date: May 11, 2001

INDEX TO EXHIBITS

Exhibit 3(i)     Articles of Incorporation *

Exhibit 3(ii)     By-laws *

* Filed with the original Form 10-SB filed on October 17, 2000 (SEC File No.0-31779)